UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No.2)

                       Revenue Properties Company Limited
                       ----------------------------------
                                (Name of Issuer)

                                  Common Shares
                             ----------------------
                         (Title of Class of Securities)

                                    761389402
                                -----------------
                                 (CUSIP Number)


                                Mr. Dori J. Segal
                          Centrefund Realty Corporation
                         55 University Avenue, Suite 910
                        Toronto, Ontario, Canada M5J 2H7
                                 (416) 504-4114

                                    Copy to:
                              Brice T. Voran, Esq.
                               Shearman & Sterling
                 199 Bay Street, Commerce Court West, Suite 4405
                        Toronto, Ontario, Canada M5L 1E8
                                 (416) 360-8484

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                January 15, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box
|_|.


                                     1 of 9

CUSIP No.    761389402                                               Page 2 of 9
                                                                     Pages
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    (1)      Name of Reporting Person
             Centrefund Realty Corporation

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    (2)      Check the Appropriate Box if a Member of a Group   (a)   [ ]
                                                                (b)   [ ]

--------------------------------------------------------------------------------
    (3)      SEC Use Only

--------------------------------------------------------------------------------
    (4)      Source of Funds
             N/A.
--------------------------------------------------------------------------------
    (5)      Check box if Disclosure of Legal Proceedings is Required Pursuant
             to Item 2(d) or 2(e).          [ ]

--------------------------------------------------------------------------------
    (6)      Citizenship or Place of Organization
             ONTARIO, CANADA

--------------------------------------------------------------------------------
                                   (7)   Sole Voting Power
                                                2,043,815
           Number of               ---------------------------------------------
      Shares Beneficially          (8)   Shared Voting Power
             Owned                                      0
            by Each                ---------------------------------------------
           Reporting               (9)   Sole Dispositive Power
          Person With                           2,043,815
                                   ---------------------------------------------
                                   (10)  Shared Dispositive Power
                                                        0
                                   ---------------------------------------------

--------------------------------------------------------------------------------
   (11)      Aggregate Amount Beneficially Owned by each Reporting Person
                                                2,043,815
--------------------------------------------------------------------------------
   (12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions)         [ ]
--------------------------------------------------------------------------------
   (13)      Percent of Class Represented by Amount in Row (11)     3.2%
--------------------------------------------------------------------------------
   (14)      Type of Reporting Person (See Instructions)             CO


                                     2 of 9

CUSIP No.    761389402                                               Page 3 of 9
                                                                     Pages
--------------------------------------------------------------------------------
    (1)      Name of Reporting Person
             Gazit 1997 Inc.

--------------------------------------------------------------------------------
    (2)      Check the Appropriate Box if a Member of a Group   (a)   [ ]
                                                                (b)   [ ]

--------------------------------------------------------------------------------
    (3)      SEC Use Only

--------------------------------------------------------------------------------
    (4)      Source of Funds
             N/A.
--------------------------------------------------------------------------------
    (5)      Check box if Disclosure of Legal Proceedings is Required Pursuant
             to Item 2(d) or 2(e).          [ ]

--------------------------------------------------------------------------------
    (6)      Citizenship or Place of Organization
             ONTARIO, CANADA

--------------------------------------------------------------------------------
                                   (7)   Sole Voting Power
                                                  203,792
           Number of               ---------------------------------------------
      Shares Beneficially          (8)   Shared Voting Power
             Owned                              2,043,815
            by Each                ---------------------------------------------
           Reporting               (9)   Sole Dispositive Power
          Person With                             203,792
                                   ---------------------------------------------
                                   (10)  Shared Dispositive Power
                                                2,043,815
                                   ---------------------------------------------

--------------------------------------------------------------------------------
   (11)      Aggregate Amount Beneficially Owned by each Reporting Person
                                                2,247,607
--------------------------------------------------------------------------------
   (12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions)         [ ]
--------------------------------------------------------------------------------
   (13)      Percent of Class Represented by Amount in Row (11)     3.5%
--------------------------------------------------------------------------------
   (14)      Type of Reporting Person (See Instructions)             CO


                                     3 of 9

CUSIP No.    761389402                                               Page 4 of 9
                                                                     Pages
--------------------------------------------------------------------------------
    (1)      Name of Reporting Person
             Gazit-Globe (1982) Ltd.

--------------------------------------------------------------------------------
    (2)      Check the Appropriate Box if a Member of a Group   (a)   [ ]
                                                                (b)   [ ]

--------------------------------------------------------------------------------
    (3)      SEC Use Only

--------------------------------------------------------------------------------
    (4)      Source of Funds
             N/A.
--------------------------------------------------------------------------------
    (5)      Check box if Disclosure of Legal Proceedings is Required Pursuant
             to Item 2(d) or 2(e).          [ ]

--------------------------------------------------------------------------------
    (6)      Citizenship or Place of Organization
             ISRAEL

--------------------------------------------------------------------------------
                                   (7)   Sole Voting Power
                                                        0
           Number of               ---------------------------------------------
      Shares Beneficially          (8)   Shared Voting Power
             Owned                              2,247,607
            by Each                ---------------------------------------------
           Reporting               (9)   Sole Dispositive Power
          Person With                                   0
                                   ---------------------------------------------
                                   (10)  Shared Dispositive Power
                                                2,247,607
                                   ---------------------------------------------

--------------------------------------------------------------------------------
   (11)      Aggregate Amount Beneficially Owned by each Reporting Person
                                                2,247,607
--------------------------------------------------------------------------------
   (12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions)         [ ]
--------------------------------------------------------------------------------
   (13)      Percent of Class Represented by Amount in Row (11)     3.5%
--------------------------------------------------------------------------------
   (14)      Type of Reporting Person (See Instructions)             CO


                                     4 of 9

CUSIP No.    761389402                                               Page 5 of 9
                                                                     Pages
--------------------------------------------------------------------------------
    (1)      Name of Reporting Person
             Chaim Katzman

--------------------------------------------------------------------------------
    (2)      Check the Appropriate Box if a Member of a Group   (a)   [ ]
                                                                (b)   [ ]

--------------------------------------------------------------------------------
    (3)      SEC Use Only

--------------------------------------------------------------------------------
    (4)      Source of Funds
             N/A.
--------------------------------------------------------------------------------
    (5)      Check box if Disclosure of Legal Proceedings is Required Pursuant
             to Item 2(d) or 2(e).          [ ]

--------------------------------------------------------------------------------
    (6)      Citizenship or Place of Organization
             UNITED STATES AND ISRAEL

--------------------------------------------------------------------------------
                                   (7)   Sole Voting Power
                                                        0
           Number of               ---------------------------------------------
      Shares Beneficially          (8)   Shared Voting Power
             Owned                              2,247,607
            by Each                ---------------------------------------------
           Reporting               (9)   Sole Dispositive Power
          Person With                                   0
                                   ---------------------------------------------
                                   (10)  Shared Dispositive Power
                                                2,247,607
                                   ---------------------------------------------

--------------------------------------------------------------------------------
   (11)      Aggregate Amount Beneficially Owned by each Reporting Person
                                                2,247,607
--------------------------------------------------------------------------------
   (12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions)         [ ]
--------------------------------------------------------------------------------
   (13)      Percent of Class Represented by Amount in Row (11)     3.5%
--------------------------------------------------------------------------------
   (14)      Type of Reporting Person (See Instructions)             IN


                                     5 of 9

              This Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 1, 1999 by Centrefund Realty Corporation as amended on August 18, 2000 (such Schedule, as so amended, being the "Schedule 13D"). This Amendment No. 2 is filed with respect to the common shares (the "Shares"), without par value, of Revenue Properties Company Limited ("Revenue Properties") an Ontario, Canada corporation. The following Amendment to Items 2, 4 and 5 is hereby made. All terms defined in Schedule 13D have the same meanings in this Amendment No. 2.

Item 2.       Identity and Background.

              Paragraphs (iii) and (iv) of Item 2 of the Schedule 13D are hereby deleted and replaced by:

              "(iii) Chaim Katzman, an individual, with his principal business address at 1696 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179. Mr. Katzman is Chairman and Chief Executive Officer of Equity One, Inc., a real estate investment trust organized under the laws of the State of Maryland which owns, develops and manages community and neighborhood shopping centers. Mr. Katzman indirectly controls Gazit 1997 Inc. and Centrefund Realty Corporation. Mr. Katzman is a citizen of the United States and Israel."

Item 4.       Purpose of Transaction.

              Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

              "On August 18, 2000, Gazit Acquisition Corp. ("Gazit Acquisition"), then a wholly-owned subsidiary of Gazit 1997 Inc., completed a partial takeover bid for common shares of Centrefund Realty Corporation ("Centrefund") which gave Gazit Acquisition control of Centrefund. On August 18, 2000, Gazit 1997 Inc. already owned common shares of Centrefund. As a result of the completion of Gazit Acquisition's bid, Gazit Acquisition, Gazit 1997 Inc. and Chaim Katzman each became indirect beneficial owners of the Shares of Revenue Properties owned by Centrefund which Shares, together with Shares owned by Gazit 1997 Inc., resulted in Gazit Acquisition, Gazit 1997 Inc. and Chaim Katzman becoming the indirect beneficial owners of 10.6% of the Shares.

              In November and December 2000, Gazit 1997 Inc. acquired 479,200 additional Shares at an average price of $2.32 per Share. On January 15, 2001, Gazit 1997 Inc. disposed of 464,308 Shares, and Centrefund disposed of 4,656,556 Shares, at $2.60 per Share, pursuant to a takeover bid previously made by Acktion Corporation (the "Acktion's Takeover Bid").

              Centrefund acquired the Shares of Revenue Properties to make an investment in a business similar to its own at a price that Centrefund considered to be advantageous. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in Revenue Properties, including Revenue Properties' real estate assets, the price and


                                     6 of 9
              availability of the Shares, subsequent developments affecting Revenue Properties' business, other investment and business opportunities available to the Reporting Persons and general stock market and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional Shares or may decide in the future to sell all or part of its investment in Revenue Properties. The Reporting Persons have not formulated any plans or proposals with respect to their current or future ownership interests in Revenue Properties, but may do so in the future."


Item 5.       Interest in Securities of the Issuer.

              Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

              "(a) The aggregate number and percentage of the Shares of the issuer (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

              (b) The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D, and such information is incorporated herein by reference.

              (c) The only purchases of Shares by the Reporting Persons during the last 60 days were the following purchases made by Gazit 1997 Inc., on the following dates and at the following prices, in brokered transactions on the Toronto Stock
                    Exchange:

Date                    Number of Shares Acquired         Price per Share
--------------------------------------------------------------------------------
November 15, 2000                1,000                          2.30
                                24,500                          2.33
--------------------------------------------------------------------------------
November 23, 2000                6,400                          2.16
--------------------------------------------------------------------------------
November 24, 2000                3,500                          2.25
                                 4,000                          2.21
                                 4,700                          2.20
--------------------------------------------------------------------------------
November 27, 2000                  700                          2.20
                                 8,000                          2.21
--------------------------------------------------------------------------------
November 28, 2000                3,900                          2.16
--------------------------------------------------------------------------------
November 29, 2000                8,300                          2.17
                                16,200                          2.20
--------------------------------------------------------------------------------
November 30, 2000                1,000                          2.10
                                 8,700                          2.12
                                 2,800                          2.19
--------------------------------------------------------------------------------
December 1, 2000                19,800                          2.20
--------------------------------------------------------------------------------


                                     7 of 9

              (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the issuer's Shares held by the reporting person other than each of the Reporting Persons.

              (e) On January 15, 2001, Centrefund, Gazit 1997 Inc., Gazit-Globe (1982) Ltd. and Chaim Katzman ceased to own beneficially, directly or indirectly, more than 5% of the Shares."


                                     8 of 9

                                   SIGNATURES

              After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

              IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 5th day of February, 2001.

                                   CENTREFUND REALTY CORPORATION



                                   By:      /s/ Dori Segal
                                      ------------------------------------------
                                      Name:   Dori Segal
                                      Title:  President



                                   GAZIT 1997 INC.



                                   By:      /s/ Dori Segal
                                      ------------------------------------------
                                      Name:   Dori Segal
                                      Title:  President



                                   GAZIT-GLOBE (1982) LTD.



                                   By:      /s/ Gil Kotler
                                      ------------------------------------------
                                      Name:   Gil Kotler
                                      Title:  Chief Financial Officer


                                   By:      /s/ Chaim Katzman
                                      ------------------------------------------
                                      Name:   Chaim Katzman
                                      Title:  Chairman


                                   CHAIM KATZMAN


                                            /s/ Chaim Katzman
                                   ---------------------------------------------



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